Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY  10004-1980

Tel: 212.859.8000

Fax: 212.859.4000

www.friedfrank.com

Direct Line: 212.859.8272 Fax: 212.859.4000 gelfost@ffhsj.com

June 28, 2006

Christian Windsor

Special Counsel

Office of Structured Finance, Transportation and Leisure

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                 ACA Capital Holdings, Inc.,

Registration Statement on Form S-1

File No. 333-133949

(the “Registration Statement”)

Dear Mr. Windsor:

                This letter sets forth the response of ACA Capital Holdings, Inc. (the “Company”) to the comment letter, dated June 7, 2006, of the staff of the Division of Corporate Finance (the “Staff”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence.  All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement.  This letter is being filed with Amendment No. 1 to the Company’s Registration Statement.

General

1.                          It appears that the Company may be an investment company under the Investment Company Act of 1940 (“Company Act”). Please provide Susan Olson of the Division of Investment Management with a written response analyzing the Company’s status as an investment company under the Company Act. If you have any questions, Susan Olson also can be reached at 202-551-6864.

Response:  The Company confirms that it will provide Susan Olson with a written response analyzing the Company’s status as an investment company.

2.                          Please file all exhibits with your next amendment so that the staff will have time for their review.

Response:  Management of the Company confirms that it has filed substantially all exhibits with Amendment No. 1.  The remaining exhibits will be filed when finalized.

Risk Factors

If S&P lowers the financial strength rating that it has assigned…, page 11

3.                          Revise the heading so that it also discusses the financial and liquidity impact of a credit downgrade. In particular, we note your disclosure in the last paragraph.

Response:  The Company has revised the heading on page 11 of the prospectus in response to the Staff’s comment.

4.                          Revise this risk factor to discuss the fact that you had to raise equity capital in response to an increase in capital requirements by S&P in 2004.

Response:  The Company has revised the risk factor in response to the Staff’s comment. Please see page 11-12.

Use of Proceeds, page 28

5.                          Revise to clarify whether you have any specific plans for the use of the proceeds from this offering.  If you do not have any specific plans, so state and discuss the reasons for the offering.  Please refer to Item 504 of Regulation S-K.

Response:  The Company does not have any specific plans for the use of the proceeds from this offering and has provided additional disclosure on page 27.  The reasons for the offering include increasing liquidity for the Company and providing sufficient flexibility to the Company’s management to pursue suitable opportunities as they arise.

Management’s Discussion and Analysis, page 35

Premiums Earned, page 45

6.                          Premium earned is one of the main metrics used to evaluate the performance of many of your business units.  Please revise your disclosure in an appropriate portion of the prospectus to define Premium Earned.

Response:  In response to the Staff’s comments, additional disclosure has been provided in the Executive Summary of Management’s Discussion and Analysis, on page 35.

7.                          Revise this section to include management’s analysis of the reason for the difference between premiums written and premiums earned in 2005 and the reason for the change between 2005 and 2004.  In 2004 your premiums earned was 72% of total premiums written, while in 2005 the ratio had declined to 66%.  The investor should be able to understand the movements of your key metrics as well as the relationships between those metrics and other financial measurements presented in the Management’s Discussion.

Response:  In response to the Staff’s comment, additional disclosure has been added on page 50 and 55-56.

Executive Compensation, page 129

8.                          Please advise the staff whether the Initial Public Offering would constitute a “change of control” for the purposes of Mr. Roseman’s contract.

Response:  The Company advises the Staff that the Initial Public Offering (the “IPO”) will not constitute a “change of control” for the purposes of Mr. Roseman’s contract.

Certain Relationships and Related Party Transactions, page 139

9.                          We note the indemnity agreements with Messrs. Lacy and Jacobs described in this section; please clarify the restrictions placed on this indemnity under Delaware law.

Response:  The Company has clarified the disclosure regarding the restrictions placed on the indemnity agreement under Delaware law.  Please see page 149.

10.                   Please advise the staff how you determined that the indemnification agreements with Messrs. Lacy and Jacobs were not material contracts and therefore should not be filed under Item 601(b)(10) of Regulation S-K.

Response:  The Company is filing the indemnification agreements with Messrs. Lacy and Jacobs with Amendment No. 1 to the Registration Statement.

                Underwriting, page 150

11.                   Please provide the staff with your analysis as to how Credit Suisse Securities can act as a Qualified Institutional Underwriter under NASD Rule 2720 when that underwriter owns 3% of your shares.

Response:  Upon further review of its position and examination of information recently come to light, Credit Suisse Securities (USA) LLC (“Credit Suisse”) has determined that its indirect ownership in the Company is no more than 0.21%, which is not a material amount.  Consequently, the disclosure of Credit Suisse’s holding has been removed from Amendment No. 1 to the Registration Statement.  Please see page 163.  This level of ownership does not impact Credit Suisse’s ability to act as Qualified Independent Underwriter.  NASD Rule 2720(b)(15)(E) defines “Qualified Independent Underwriter” as an NASD member which “is not an affiliate of the entity issuing securities ... and does not beneficially own five percent or more of the outstanding voting securities, common equity, preferred equity or subordinated debt of such entity which is a corporation ...”  As Credit Suisse beneficially owns no more than 0.21% of the Company’s common stock, they are able to act as Qualified Independent Underwriter under NASD Rule 2720.

12.                   Please provide your analysis regarding whether Bear Stearns and Stephens Inc. will remain affiliates of ACA Capital after the offering.

Response:  The Company believes that Stephens Inc. (“Stephens”) will not be an affiliate of the Company after the offering.  The determination of whether Stephens will be an affiliate of the Company depends upon whether Stephens will be deemed to be in control of the Company after the offering.

Following the IPO, the only class of voting stock of the Company will be its Common Stock.  Prior to the IPO, Stephens beneficially owns 16.5% of the Company’s Common Stock on a converted basis, which percentage, the Company estimates, will decline to less than 10% after the offering.  Other large shareholders of the Company are BSMB/ACA LLC (a sponsored vehicle of Bear Stearns Merchant Banking LLC, the private equity arm of Bear, Stearns & Co. Inc.) (“Bear Stearns”), which currently owns 34.3%, and Chestnut Hill ACA LLC (“Chestnut Hill”), which holds 13.6%.  Thus there is one significant investor, Bear Stearns, which will likely hold approximately twice the voting power of Stephens after the IPO and two other significant investors that will each own approximately the same voting power as Stephens.

                After the IPO, Stephens will continue to have a representative on the Company’s board.  However, after the IPO, assuming Stephens no longer holds 10% of the outstanding Company’s Common Stock, Stephens will have no contractual or other right to a Board representative and any reelection of Stephens’ current representative to the Board will be at the discretion of the Board and the Company’s stockholders.  Currently, Bear Stearns has three representatives on the Board and Chestnut Hill and Third Avenue Trust each have one representative on the Board.  Furthermore, it is the understanding of the Company and Stephens that Stephens will not act together with other stockholders in the Company as a group with respect to the ownership, voting or disposition of their shares of Common Stock of the Company, except that Stephens has agreed to vote its shares in favor of the nominees of Bear Stearns, Chestnut Hill and Third Avenue Trust to the extent they hold more than 10% of the Company’s outstanding voting stock.

                The SEC has made clear that such stock ownership and board representation do not automatically result in control person or affiliate status.  The SEC has stated:

“A person’s status as an officer, director, or owner of 10% of the voting securities of a company is not necessarily determinative of whether such person is a control person or member of a controlling group of persons.  His status . . . is one fact which must be taken into consideration, but . . . an individual’s status as a control person or member of a controlling group is still a factual question which must be determined by considering other relevant facts. . . .”1

There is limited case law authority on the determination of “affiliate” or “controlling person” for purposes of federal securities laws.  However, the cases that do exist support the view that Stephens should not be viewed as an affiliate of the Company on account of its beneficial ownership of less than 10% of the outstanding Common Stock and the other related facts discussed above.  In Sloane v. Sapiens, 941 F.Supp. 1369 (S.D.N.Y. 1996), Swiss Bank Corp. (“SBC”) was alleged to be a controlling person of the issuer in connection with a claim asserting SBC was liable as a controlling person under Section 20 of the Exchange Act2 for misstatements in an offering of notes by the issuer for which SBC was the underwriter.  The facts alleged in the complaint were that SBC owned 8% of the issuer’s voting stock, was a founder and creditor of the issuer and had one representative on the issuer’s board of directors.  The Court held as a matter of law that the facts alleged in the complaint did not support a reasonable inference that SBC had the potential power to influence and direct the activities of the issuer.  The Court found that SBC’s 8% holding, together with the other facts alleged (including that officers and directors, as a group, owned 34.5% of the outstanding common stock) did not meet the standard for control person status on the part of SBC.3

The facts in the Sloane case are directly on point to the facts in the instant case.  Like in Sloane, Stephens will own less than 10% of the voting stock of the issuer and

1                                          American Standard:  David A. DeWahl on behalf of American Society of Corporate Secretaries, SEC No-Action Letter (Oct. 11, 1972).  (It should be noted that in 1997 for purposes of affiliate status under Rule 144, the SEC proposed a bright line threshold under which stockholders who owned less than 10% of an issuer's voting stock would presumptively not be deemed an affiliate.  Specifically, in the SEC's proposed release, it noted without comment that “[m]any practitioners already use the Section 16 criteria [10%] as a guide.  The [SEC] believes it likely that most persons who are not officers, directors or 10% holders are not in a ‘control’ position.”  This proposed amendment to Rule 144 has not been adopted.)

2                                          Cases interpreting the meaning of controlling persons for purposes of Section 20 of the Exchange Act are applicable to the determination of whether a defendant is a controlling person of Section 15 of the Securities Act and vice versa.  In re Musicmaker.com Sec. Lit., No. CV 00-2219 CAS (MANx), 2001 U.S. LEXIS 25118 (C.D. Cal. June 4, 2001).  The court noted that the two provisions were analogous.  Id.

3                                          See also Copland v. Grumet., 1998 U.S. Dist. Lexis 22466 (D.N.J. 1998) (12% stock ownership was not sufficient for controlling person determination) and Laven v. Flangagan, 695 F.Supp. 800 (D.N.J. 1988) (17% stock ownership and 3 directors with hostile relationship with 13 other directors was not sufficient for controlling person determination).

have one representative on the issuer’s board of directors.  Other significant stockholders, one of whom will own more than twice as high a percentage of the voting stock of Company than Stephens, collectively own a majority of the voting power of the Company before the IPO. Also, as in Sloane, Stephens is acting as an underwriter with respect to the IPO.  Accordingly, following relevant case law, Stephens would not be deemed to be controlling persons of ACA.

The Company believes that Bear Stearns may be deemed an affiliate of the Company after the offering, depending on the number of shares of Common Stock Bear Stearns sells in the IPO and the number of primary shares sold by the Company.  Currently, Bear Stearns has the right to appoint three representatives and currently has two representatives on the Board.  Pursuant to its stockholders agreement with the Company, Bear Stearns retains the power to nominate representatives to the Company’s board of directors, depending on how much ownership stake it retains in the Company.4  Prior to the IPO, Bear Stearns owns 34.3% of the Company’s Common Stock on a converted basis.  After the offering, if Bear Stearns’ ownership percentage of the Company and number of directors change such that it is no longer deemed in control of the Company, at such time they would no longer be an affiliate.

                Consolidated Financial Statements December 31, 2005, 2004 and 2003

General

13.                   Please note the updating requirements of Rule 3-12 of Regulation S-X.

Response:  The Company acknowledges the updating requirements of Rule 3-12 of Regulation S-X and notes that it has included financial statements as of and for the quarter ended March 31, 2006 in Amendment No. 1.

Note 2 — Summary of Significant Accounting Policies, page F-8

Investments, page F-9

14.                   Please quantify for us the nature and amount of your investments in entities to which you provide financial guaranty and tell us how you account for these investments citing the authoritative accounting

4                                          According to § 1(a)(i) (B) – (E) of the Stockholders Agreement among ACA Capital Holdings, Inc., Bear Stearns and other holders who are signatories thereto, dated September 30, 2004, Bear Stearns may nominate the following number of representatives to the Company’s board of directors:  “[S]o long as BSMB and its Affiliates hold 10 percent or more of the Series B Preferred Stock that BSMB acquired on date hereof and/or any shares of Common Stock issued upon conversion of such Series B Preferred Stock (collectively, the ‘Original Shares’), one representative … so long as BSMB and its Affiliates hold 25 percent or more of the Original Shares, a second BSMB Director nominated by BSMB … so long as BSMB and its Affiliates hold 50 percent or more of the Original Shares, a third BSMB Director nominated by BSMB.”  The Chairman of the Board shall be an individual nominated by Bear Stearns.  In addition, Bear Stearns has the right to nominate two independent directors.

                                    literature upon which you rely.

Response:  The Company does not hold any investments in its investment portfolio in entities to which it provides financial guaranty insurance.

2003 Financial Statement Restatement, Page F-9

15.                   We note that in 2005 you determined you had not fully satisfied the contemporaneous documentation and other requirements of SFAS 133 to obtain cash flow hedge accounting treatment and restated your 2003 financial statements.  Please address the following:

•                  Tell us and revise to disclose how you determined that a restatement of your 2004 financial statements was not required; and

•                  Revise your financial statements to present in a separate footnote the required disclosures and the effect of reporting the correction of an error in accordance with paragraphs 36 and 37 of APB 20.

Response:  The Company discovered that it had not met the contemporaneous documentation and other requirements to obtain cash flow hedge accounting prior to completing its 2004 annual financial statements.  As a result, the audited financial statements for 2004 were correct when they were issued, and included required disclosures in accordance with paragraphs 36 and 37 of APB 20 related to the correction of errors in 2003.  While paragraph 37 of APB 20 states that “Financial statements of subsequent periods need not repeat the disclosures,” certain footnote disclosures related to the restatement were retained in 2005 because they were referenced in the auditors’ report for the year ended December 31, 2003.

Derivative Contracts, page-F-10

16.                   We note your disclosure that effective July 1, 2005 you met the documentation standards of SFAS 133 to qualify your interest rate swaps as cash flow hedges on a prospective basis.  With respect to these newly designated hedges, please tell us how you determined that these hedges met the contemporaneous hedge documentation and other SFAS 133 criteria that were lacking in the three interest rate swaps that were determined in 2005 to not be eligible for cash flow hedge accounting treatment.

Response:  The cash flow hedge accounting documentation standard requires that cash flow hedge accounting only be applied when the documentation so designating a financial instrument as a hedge is complete.  The rule provides that specific documentation particular to each hedging instrument be implemented.  Though the Company did not previously have adequate documentation in place, once the Company implemented the required documentation, the Company was able to newly designate its existing instruments as cash flow hedges in accordance with the requirements of Paragraph 28 of FAS 133.  The required documentation was implemented as of July 1, 2005.

                    All of the interest rate swaps that were determined to not meet the documentation standards required for cash flow hedge accounting treatment in 2003 and in 2004, have been, as of July 1, 2005, newly designated as cash flow hedges.  As of July 1, 2005, the Company no longer had, and it does not currently have, any interest rate swaps that are not designated as cash flow hedges.

17.                   Your disclosure that derivative contracts prior to July 1, 2005 were not designated as cash flow hedges appears to contradict your statement under ‘2003 Financial Statement Restatement’ footnote on page F-9 that you improperly accounted for three interest rate swaps wrongly designated as cash flow hedges.  Please revise to correct or advise us.

Response:  Prior to the restatement of the Company’s audited 2003 financial statements, the Company had incorrectly applied cash flow hedge accounting treatment to three interest rate swaps included in its consolidated CDOs.  The accounting treatment in those statements was incorrect because the Company did not satisfy the contemporaneous documentation requirement of FAS 133.  The Company restated those 2003 financial statements specifically to correct that improper treatment.  The discussion on page F-9 explains the basis for the restatement, which occurred in conjunction with the issuance of our 2004 financial statements (see the Company’s response to questions 15 and 16 above) and the results of that restatement, namely that the interest rate swaps were initially treated under cash flow hedge accounting and that treatment was changed (eliminated) in the restatement.  Factually, beginning on July 1, 2005, cash flow hedge accounting was again applied to those interest rate swaps once the Company met the documentation requirements.  The Company believes that its financial statements are proper on this point.

Premium Revenue Recognition — page F-11

18.                   We note your disclosure that upfront premiums are earned in proportion to the expiration of risk.  Please tell us and revise to disclose how expiration to risk is determined and how it impacts premium revenue recognition over the life of the contract.  In the event upfront premiums are recognized in proportion to expiration of the related insured par, please state so in your revised disclosures.

Response:  In accordance with the Staff’s comments, disclosure has been revised as requested on page F-27.

19.                   Please tell us whether or not your method for recognizing installment premiums on a straight-line basis over the installment period achieves the same results as your method of recognizing upfront premiums; that is recognizing the premium in proportion to expiration of risk.  If so, please revise your disclosures to make this clear.  If not, please tell us why you recognize revenue differently for installment premiums.

Response:    In certain instances the method for recognizing installment premiums can yield different results than the upfront method.  This would typically occur in connection with insured transactions wherein the total amount of premium to be received is unknown at the inception of the contract because such premium payments are based on the performance of the underlying insured obligation.  For example, in the case of an insured mortgage-backed bond, premiums are payable in quarterly or semi-annual installments over the life of the transaction.  It is unknown at inception how much premium the guarantor will ultimately receive because it is dependent on whether and when borrowers prepay their mortgages.  In other words, at inception it is not known when the guarantor’s exposure will expire. In this case, the premium is earned over the installment period it covers.  However, in other instances, as is the case with many of the Company’s structured credit products transactions, the Company is paid an installment on an insured exposure that expires in the entirety at the end of the contract.  Earned premium for this transaction type does not differ from the upfront method, assuming the amount of total written premium is the same for each.

20.                   We note revenues received from credit default swap contracts are included in premiums written although these contracts do not meet the scope exception in SFAS 133 afforded to certain insurance contracts and are considered derivatives.  Please tell us how you determined it appropriate to include changes in the value of these swap contracts in gross premiums written, citing the authoritative literature you relied upon for your accounting.

Response:  Revenue received for credit default swaps is recorded as premiums written.  The valuation of these credit default swap transactions is not recorded as a component of premiums written.  Rather, it is recorded as a component of the income statement line item “Net realized and unrealized gains and losses on derivatives.”  Recording the revenue as premium is consistent with industry practice.  The merits of this practice were presented to the SEC in a letter dated October 24, 2003 to the Chief Accountant, Donald Nicolaisen, from the Association of Financial Guarantors (“AFGI”).  AFGI is a trade group that represents financial guarantors on issues particular to the industry.  In the letter to the SEC, AFGI describes how credit derivatives (default swaps) are similar to traditional financial guaranty insurance contracts and provides references to various GAAP pronouncements that support the accounting presentation.  The following is excerpted from the letter and describes the similarities between credit derivatives and traditional financial guaranty contracts:

•                  The cash flows can be similar.  There is a premium cycle and a claims cycle.  The primary difference is that credit derivatives may cover a broader category of credit events as or may be limited only to failure to pay but not require legal ownership of the reference asset;

•                  The credit risks are essentially the same and, as might be expected, the underwriting process and pricing is similar;

•                  The statutory treatment and financial presentation are the same; and

•                  Management’s view of the two types of business is virtually the same.  Most organizations write both types of business from the same business units, because management views the businesses as similar.

We agree with the industry position and have applied this accounting treatment since the inception of our credit default swap business.

Losses and Loss Adjustment Expenses, page F-12

21.                   We note that the discount rate you use to estimate your case specific reserves is the U.S. Treasury note applicable to the term of the expected default.  Please tell us how you determined that this discount rate, as opposed to the approximate rate of return or yield on the underlying investments supporting future claim payments, appropriately present values your expected loss and loss adjustment expenses (“LAE”) payments, net of estimated recoveries, to estimate your case specific reserves.

Response:  FAS 60 does not provide guidance on the discounting of loss reserves and the Company believes practice may vary across the industry.  However, the Association of Financial Guaranty Insurers, of which the Company’s insurance subsidiary, ACA Financial Guaranty Corporation, is a member, as a part of a broader project to codify accounting standards for financial guarantors, has recommended to the FASB that the risk free rate be used to discount loss reserves.  This was thought to be preferable among industry participants because it lends itself to greater comparability among the companies’ financial statements.  The Company has elected to follow that recommendation and apply the applicable U.S. treasury note rate to determine its discounted loss reserves.

Stock Compensation Plan, page F-14

22.                   We note you follow the disclosure only provisions of SFAS 123 with respect to your stock compensation plans.  Please revise the disclosure to include the reported and pro forma earning per share as required by paragraph 2(e)(c) of SFAS 148.

Response:  In accordance with the Staff’s comments, we have revised the relevant disclosure on page F-30.

Note 4 - CDO Asset Management Business and Related Derivative Activity, page F-17

23.                   We note your disclosure that funded and partially funded CDOs are considered to be issued out of VIEs from an accounting perspective.  Please provide us the authoritative accounting literature you relied upon in determining that unfunded CDOs are not issued out of VIEs and accordingly did not require consolidation under FIN 46(R).

Response:  That unfunded CDOs are not issued out of VIEs is a factual statement about the structure of those transactions.  It is not based on authoritative accounting literature or an accounting determination.  In each of the Company’s funded and partially funded CDOs, a special entity is established as the CDO vehicle, which then buys assets and sells funded liabilities to fund those purchases.  No such vehicle exists in unfunded, synthetic CDOs.  Rather, in unfunded, synthetic CDOs, the sponsoring bank acquires assets synthetically by selling credit protection to various counterparties under credit default swaps that reference the specific assets and, in turn, purchases credit protection from the CDO investors, also through the use of credit default swaps.  On both sides of the transaction, the bank itself is the counterparty to the swaps.  In the Company’s unfunded synthetic CDOs, the Company manages the underlying portfolio of credit default swaps on behalf of the investors by instructing the bank to enter certain transactions in respect of the asset swaps in accordance with a management agreement.  The Company also takes exposure to the first loss or equity tranche as part of the bank’s purchase of protection (by entering into a credit default swap with the relevant bank), but again, no VIE is involved in the transaction.

Note 21- Segment Information, Page F-40

24.                   We note your reportable segment results are presented net of material inter-segment transactions.  Please tell us if there are revenues from transactions with other operating segments and if so disclose such information as required by paragraph 27 of SFAS 131.

Response:  There are no revenues from transactions with other operating segments.

Recent Sales of Unregistered Securities, page II-2

25.                   For each transaction listed in this section, please advise the staff as to the exemption from registration that you relied upon.

Response:  The Company has revised the information in Item 15 for Recent Sales of Unregistered Securities to specifically discuss the exemption from registration relied upon by the Company for each transaction discussed therein.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:                             Kathryn McHale (Securities and Exchange Commission)

Alan S. Roseman (ACA Capital Holdings, Inc.)

Edward U. Gilpin (ACA Capital Holdings, Inc.)

Nora J. Dahlman (ACA Capital Holdings, Inc.)

Valerie Ford Jacob (Fried, Frank, Harris, Shriver & Jacobson LLP)

Ethan T. James (Davis Polk & Wardwell)